UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 31, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A

110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     ☐     No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     ☐     No     ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 Enclosure: Rhodia announces final results of its debt tender offer

PRESS RELEASE

RHODIA ANNOUNCES FINAL RESULTS OF ITS DEBT TENDER OFFER

Rhodia is pleased to announce the final results of its cash tender offer and consent solicitation, which launched on October 2, 2006 and expired on October 30, 2006. At the Expiration Date, Rhodia had received valid offers to tender as follows:

10.50% Senior Notes due 2010:	€116,985,000 or 99% of the outstanding amount
8.00% Senior Notes due 2010:	€602,984,000 or 86% of the outstanding amount
7.625% Senior Notes due 2010:	$196,943,000 or 98% of the outstanding amount

Rhodia has accepted for payment all Notes validly tendered and not validly withdrawn. Holders who tendered their Notes after the Consent Deadline will be eligible to receive the Tender Consideration plus accrued interest on the Final Settlement Date, which is expected to be October 31, 2006. As previously announced, Rhodia has passed the voting thresholds required to facilitate the Proposed Amendments.

The tender offer and the consent solicitation were being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated October 2, 2006 (the “Offer to Purchase”) and conducted electronically via the Clearing Systems, in the case of bonds held on Euroclear and Clearstream, and via DTC for bonds held on DTC.

Requests for information in relation to the tender offer should be directed to:

Sole Dealer Manager
Credit Suisse (London)
Liability Management Group
Tel: +4420 7883 6748
paul.hawker@credit-suisse.com

Credit Suisse (New York)

Liability Management Group

Tel: (Toll Free): +1 (800) 820 1653

Tel: (Collect): +1 (212) 538 0652

Tender & Depository Agent Bank of New York Corporate Trust Services Tel: 44.207.964.6461 Fax: +44.207.964.6399 lloydgeorge@bankofny.com	Information Agent for the USD Notes DF King Tel: (Collect for banks and brokers) +1 (212) 269 5550 Tel: (Toll Free for all others) +1 (800) 859 8511

None of Rhodia, the trustees or paying agents for the Notes, the Sole Dealer Manager, or any other party involved in the tender offer and the consent solicitation made any recommendation about whether holders should tender their Notes. This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and the consent solicitation were being made solely by the Offer to Purchase. Holders should refer to the Offer to Purchase for the complete terms of the tender offer and consent solicitation described herein.

Payment for Notes validly tendered pursuant to the tender offer is subject to the satisfaction of certain conditions, as more fully described in the Offer to Purchase. Rhodia reserves the right, in its sole discretion, to waive any and all conditions to the offer.

THE TENDER OFFER WAS NOT OPEN TO BONDHOLDERS DOMICILED IN THE REPUBLIC OF ITALY. OTHER RESTRICTIONS APPLIED.

This announcement does not, and shall not in any circumstances, constitute a public offering or tender offer in France nor an invitation to the public in France in connection with any offering. Offers and sales of securities in France will be made in the context of a private placement to (i) providers of investment services relating to portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d’investisseurs) as defined in and in accordance with articles L.411-1, L.411-2, D.411-1 and D.411.2 of the French Code monétaire et financier. No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des marchés financiers (the “AMF”), nor has been used or may be used in connection with any offer to the public to purchase or sell any securities in France. The direct and indirect distribution or sale to the public of the Notes acquired by prospective investors may only be made in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621.8-3 of the French Code monétaire et financier.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”) or (iii) are persons falling within Article 43 of the Financial Promotion Order or (iv) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial

Promotion Order or (v) are persons to whom the Offer to Purchase and Consent Solicitation Statement and such other offer material can lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

The tender offer was not being made, directly or indirectly, in the Republic of Italy and has not been submitted to the clearance procedure of the Commissione Nazionale per le società e la Borsa (CONSOB) or the Bank of Italy pursuant to applicable Italian laws and regulations nor was being carried out under any available exemption to the solicitation to the public requirement under applicable Italian laws and regulations. Accordingly, noteholders are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the tender offer is not available to them and they may not tender Notes, and as such, any offers to sell received from such persons shall be ineffective and void. Neither this announcement, Offer to Purchase and Consent Solicitation Statement nor any other offering material relating to the tender offer may be distributed or made available in the Republic of Italy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006		RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer